Exhibit (a)(9)

June 10, 2016

Dear Stockholder:

I am pleased to inform you that, on May 31, 2016, Demandware, Inc. (“Demandware”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with salesforce.com, inc. (“Parent”) and Dynasty Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Parent. In accordance with the Merger Agreement, on June 10, 2016, Purchaser commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Demandware (the “Shares”) at a purchase price of $75.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “ Offer Price”).

If successful, the Offer will be followed by the merger of Purchaser with and into Demandware, with Demandware surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) held in the treasury of the Company and any Shares owned by any subsidiary of the Company, Parent, Purchaser or any other subsidiary of Parent or (ii) owned by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be canceled and converted into the right to receive the Offer Price.

The Board of Directors of Demandware (the “Board”) unanimously: (i) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Demandware and the stockholders that Demandware enter into the Merger Agreement and consummate the Merger and that Demandware stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Demandware and Demandware’s stockholders and (iv) recommended that Demandware’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer. The Boards of Directors of Parent and Purchaser have each approved the Merger Agreement and the transactions contemplated thereby.

Accompanying this letter is a copy of Demandware’s Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed are Purchaser’s offer to purchase, dated June 10, 2016, a letter of transmittal for use in tendering your Shares and other related documents. These documents set forth the terms and conditions of the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 Midnight, New York City Time, on Friday, July 8, 2016 (which is the end of the day on Friday, July 8, 2016), unless extended or terminated.

Very Truly Yours,

Thomas D. Ebling
President and Chief Executive Officer